Sun Life Financial completes offering of Subordinated Unsecured Debentures

TORONTO (June 26, 2008) – Sun Life Financial Inc. (TSX/NYSE: SLF) announced today the successful completion of a public offering in Canada of $350 million principal amount of Series 2008-2 Subordinated Unsecured 5.12% Fixed/Floating Debentures due in 2018. The net proceeds will be used for general corporate purposes, including for use within the Sun Life Financial group of companies and for investment. The debentures were sold under a pricing supplement dated June 20, 2008, issued pursuant to the Company’s short form base shelf prospectus and its prospectus supplement dated March 12, 2007, which are available on the SEDAR website for Sun Life Financial Inc. at www.sedar.com . The Series 2008-2 Debentures have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered, sold or delivered within the United States of America and its territories and possessions or to, or for the account or benefit of, United States persons except in certain transactions exempt from the registration requirements of such Act. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2008, the Sun Life Financial group of companies had total assets under management of CDN$415 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Note to editors: all figures in Canadian dollars.

Media Relations Contact:

Susan Jantzi

Senior Manager

External Communications & Corporate Affairs

Tel: 519-888-3160

susan.jantzi@sunlife.com

Investor Relations Contact:

Paul Petrelli

Vice-President, Investor Relations

Tel: 416-204-8163

investor.relations@sunlife.com